Exhibit 99.12

AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
 For the three months ended November 30, 2009

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the three months ended November 30, 2009 (the “Quarter” or “Reporting Period”).  The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of January 13, 2010.

Nature of Business and Overall Performance

Avalon Rare Metals Inc. is a Canadian junior mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the OTCQX International market in the United States.  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates exclusively in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including tin, lithium, tantalum, niobium, cesium, indium, gallium, zirconium and calcium feldspar.  By definition, REE are the lanthanide series of elements (atomic numbers 57 – 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Thor Lake is the Company’s top priority project.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of the Thor Lake project was completed in 2007 and this project has become the Company’s top priority due to the large size of the resource and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”). Current work is focused on the Nechalacho REE deposit  (formerly called the Lake Zone) where a new NI 43-101 compliant resource estimate was filed as part of a technical report (the “Technical Report”) in March, 2009 and updated in August, 2009. A pre-feasibility study on the Nechalacho deposit is now underway and is targeted for completion by April, 2010.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority. Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the rare earth elements where China provides 95% of the world’s primary supply. Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States. Media coverage of this issue has stimulated considerable new interest in REE amongst investors, leading to increased trading activity in the Company’s shares and new equity financing opportunities.

During the quarter ended November 30, 2009, the Company completed a private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250, and as of this date remains well-funded to advance its priority projects.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2009	2008	2007
	$	$	$
Net revenues	159,982	357,539	92,446
Loss before discontinued operations and extraordinary items	2,954,919	1,391,581	903,019
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.04	0.02	0.02
Net loss	2,954,919	1,391,581	903,019
Net loss, per share basic and fully diluted	0.04	0.02	0.02
Total assets	26,521,264	24,384,590	9,130,719
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended November 30, 2009 totalled $3,088,546, a 73% increase over the level of expenditures in the comparable period of the previous fiscal year ($1,786,911).  Most of these expenditures were incurred on the Thor Lake Rare Metals Project (94%) with the balance being largely incurred on the East Kemptville project.  No properties were abandoned during the quarter and no expenditures were written off.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  It is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares).  It is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at November 30, 2009, this amounts to approximately $1.2 million).

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation. Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, and now renamed the Nechalacho REE Deposit by the Yellowknives Dene First Nation (“YKDFN”).

Expenditures during the three months ended November 30, 2009 totalled $2,903,412.  Of this, approximately 53% was spent on drilling, 14% on environmental studies and permitting work, 14% on metallurgical and market studies, with the balance funding initial work on the pre-feasibility study and community consultation work. Most of the drilling done in 2009 was with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit and reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence. Metallurgical studies were conducted to define an efficient process for recovery of the REE and community consultation continues to be carried out with the objective of developing partnerships with the local First Nations communities.

During the quarter, the Company hired Mr. David Swisher, a mining engineer with experience in the NWT, as its new Vice President, Operations with responsibility for leading the project through the pre-feasibility and feasibility stages to commercial operation. Mr. Swisher will operate from a new operations office established for the project in Delta, BC, near Vancouver. Mr. Swisher has already begun work on the mine planning component of the pre-feasibility study, as well as becoming oriented with the status of environmental studies and community relations work in the NWT.

Nechalacho Deposit Drilling

Since July, 2007 Avalon has completed over 31,000 metres of drilling on the Nechalacho deposit and drilling is continuing as at the date of this report. Annual drilling program totals completed since July, 2007 are summarized as follows:

Calendar Year	Holes	Metres
2007	13	2,550
2008	72	14,290
2009 winter	26	5,447
2009 summer	44	9,098
Total to date	155	31,385

Nechalacho REE Deposit Mineral Resource Estimates

The resource estimate prepared by Wardrop Engineering Inc.(“Wardrop”)  in March 2009, as detailed in the Technical Report, focuses on the recently discovered Basal Zone, within the Nechalacho REE Deposit, which contains the most interesting grades due to its enrichment in the more valuable HREEs. The results are summarized below.  The Nechalacho block modelling and resource estimation were carried out using Datamine 3D modelling software. Ordinary kriging was used to estimate the grades of yttrium oxide, the 14 Rare Earth Oxides and oxides of: Ta, Nb, Zr, Ga, Hf and Th. Density was estimated using Inverse Distance Squared (ID2).

Zone	Resource Class	Cut-Off TREO (%)	Tonnes (x1000)	TREO (%)	HREO (%)	H/T (%)
Basal	Indicated	1.60	2,186	2.14	0.43	20.0
Upper	Indicated	1.60	1,873	1.96	0.19	9.7
Total	Indicated	1.60	4,059	2.06	0.32	15.5

Zone	Resource Class	Cut-Off TREO (%)	Tonnes (x1000)	TREO (%)	HREO (%)	H/T (%)
Basal	Inferred	1.60	28,447	1.99	0.44	22.1
Upper	Inferred	1.60	32,707	2.10	0.17	8.2
Total	Inferred	1.60	61,154	2.05	0.30	14.5

1. HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
2. TREO (Total Rare Earth Oxides) are HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
3. Wardrop considers a 1.60% TREO cut-off grade to be a reasonable estimate of potentially economic resources, based on a preliminary estimate of operating costs totaling $197.00/tonne.
4. To determine a recommended cut-off grade, Gross Metal Values (GMV) were calculated using four- year average REE prices (where available) and assuming recoveries of: 74.6% for Y2O3 and all REE. The metallurgical recoveries include both mineral processing (flotation) and hydrometallurgical recoveries.
5. H/T is the ratio of HREO to TREO expressed as percent.
6. The mineral resource estimates were completed by Thomas C. Stubens, M.A.Sc., P. Eng, Senior Geologist of Wardrop, Vancouver, BC, and are based on geological interpretations supplied by the Company to Wardrop and modified by Wardrop is an “independent qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and has verified the data disclosed in this release. Joanne Paul, P.Geo., also an “independent qualified person” for the purposes of NI 43-101,has verified the sampling procedures and QA/QC data delivered to Wardrop and is of the opinion that the data are of good quality and suitable for use in the resource estimates. The field exploration program was carried out under the supervision of J.C. Pedersen, P.Geo., the Company’s Senior Geologist. The Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo. provided overall direction on the project.

The Nechalacho resource estimate prepared by Wardrop, as set out in the Technical Report and summarized above, was updated for the Company by Bruce Hudgins, P.Geo. of Hudgtec Consulting Limited (“Hudgtec”) in July, 2009 based on additional assay data generated from Avalon’s drilling program.  As much of the drilling was from more closely-spaced “in-fill” holes, at approximately 50 metre spacing, this has resulted in an increase in the proportion of resources in the deposit that can be classified as “Indicated”, as disclosed in Avalon’s press release on August 17, 2009.

The results from the 2009 drill program resulted in new Indicated mineral resources being defined in the southern continuation of the high-grade Basal Zone part of the deposit, in the Long Lake area. These Indicated mineral resources total 4.4 million tonnes grading 1.97% TREO (containing 25.4% HREO – heavy rare earth oxides) at the 1.60% TREO (total rare earth oxides) cut-off grade and are distinct from the 2.186 million tonnes grading 2.14% TREO (20% HREO) of Indicated mineral resources in the central part of the Basal Zone deposit set out in the Technical Report.  The results from the additional in-fill drilling completed during the summer and fall between these two areas is presently being compiled and another update of the Nechalacho resources is planned for January, 2010. These resources will be audited by independent consultants Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) and  will form the basis for the mine planning component of the pre-feasibility study (the “PFS”) now in progress.

Hudgetec estimated Inferred mineral resources in the Basal Zone at 44.3 million tonnes grading 1.94% TREO (21% HREO), although this change was partly due to some resources that were previously treated as Upper Zone now being assigned to the Basal Zone. The net effect has been a small increase in the total of Inferred mineral resources for the Upper and Basal Zones combined from approximately 61.2 million tonnes (Wardrop, 2009) to 64.2 million tonnes at a grade of 1.96% TREO with 16.8% HREO.

The Company is currently generating another update of its resource estimate for the Basal Zone of the Nechalacho deposit based on the 2009 summer drilling results. This resource update will be disclosed within a few days of filing of this MDA.  Readers are encouraged to look for the Company’s news release describing the updated resource estimate on SEDAR or at www.avalonraremetals.com.

The methodology employed by Hudgtec was reviewed by Scott Wilson RPA, the technical consultants retained to prepare the PFS. Further in-fill drilling is planned in the first half of 2010 which could influence the ultimate mine plan. Recent geological modeling work clearly indicates potential for further expansion of some the highest grades parts of the resource to the south where some step-out exploration holes are also being planned for the upcoming drill program.

Metallurgical Process Development

Avalon announced preliminary metallurgical test results for the Nechalacho REE deposit in a news release dated July 20, 2009.  The 2009 metallurgical test program was based on composite samples of drill core obtained between 2007 and 2008, including a main bulk sample generated by drilling during May 2008 in the central part of the deposit. The work was conducted at the SGS Minerals Services laboratory in Lakefield, Ontario, under the supervision of J.R. Goode, P. Eng., Consulting Metallurgist. SGS Minerals Services is a global leader in metallurgical testing, consulting and on-site services for the mining and minerals sector. Specific work to recover the other rare metals present in the Nechalacho ore such as tantalum, niobium, gallium, zirconium and hafnium has not yet been undertaken although it has been noted that several of these follow the REE and therefore are also likely recoverable.

Metallurgical processing of the Nechalacho mineralization to produce saleable REE products will be a two-stage process. The first stage will be conventional milling and froth flotation to produce a mineral concentrate. The second stage will be hydrometallurgical treatment of the mineral concentrate in order to extract the REE from the minerals, bring them into solution, partially refine them, and then precipitate them out to produce one or more chemical concentrates in the form of high-grade mixed REE carbonates. These mixed REE carbonates will ultimately require further processing to separate the individual REE, which may initially be done by third parties or ultimately built into an integrated business model. Preliminary market studies also indicate that mixed REE carbonates containing a high proportion of heavy REE will likely be an attractive product in the marketplace.

The bench scale flotation testing is now complete at SGS Minerals Services and locked cycle tests indicate that more than 80% recovery of rare earths and zirconium, and more than 70% recovery of niobium at 20% mass pull is achievable. Bench scale hydrometallurgical tests have examined three chemical routes for “cracking” the concentrate and bringing the rare earths and rare metals into solution. All three routes, utilizing as alternatives sodium hydroxide and sulphuric acid, have been found to be valid and the main reason for further testing is to determine which route gives the optimum combination of cost and recovery. At the same time as the cracking methods are being optimised, solvent extraction tests to purify the resultant solutions and extract rare earth and rare metals are underway.

The drilling program over the past year has resulted in about five tonnes of drill core that may be used for continuous pilot scale metallurgical testing, planned to take place later this year.

Community, Environment, Health and Safety

During the three months ended November 30, 2009 and subsequent to the end of the quarter, the Company continued its community consultation program in Lutselk’e, Fort Resolution (Deninu Kue First Nation), and Yellowknife (Yellowknife Dene First Nation and North Slave Metis Association). This discussion primarily related to the Company’s application for a two-year extension to its land use permit, scheduled to expire in July. No opposition to the proposed permit extension was voiced and the permit extension was received during the quarter ended May 31, 2009. Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities for First Nations members.

A draft Memorandum of Understanding (“MOU”) was prepared and delivered to local aboriginal groups for consideration. The MOU outlines the proposed contents for a participation arrangement and an Impact Benefit Agreement with First Nations and the basic principles under which the parties will work together to advance the project in a co-operative, timely, yet environmentally and socially responsible way. Initial meetings to discuss the draft MOU with YKDFN were held during the quarter in Yellowknife and further follow-up discussions are anticipated in 2010.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. During the year ended August 31, 2009, there were two lost time accidents but during the three months ended November 30 there were no lost time accidents on the project. Since drilling work concluded in late October the site has been occupied with a minimal staff involved mainly with equipment maintenance and preparations for the winter drilling program. All land use inspection reports have been filed on the Company’s website in the Sustainability section.

Future Plans

Avalon’s main objective for 2010 is to complete the PFS on the Nechalacho REE deposit by April, 2010, followed by initiating work on the bankable feasibility study. Approximately $2.0 million in additional expenditures are anticipated to complete the PFS. Additional work planned for 2010 includes:

1.
Starting in mid January, 2010, complete further definition drilling in the southern part of the Nechalacho deposit on 50 metre centres to define additional Indicated Mineral Resources in the high grade Basal Zone layer and generate a block model for future mine design purposes.

2.
Add a second drill with greater depth capability in early February. This second drill will be utilized to target extensions of the known mineralization at depth, where there is evidence that rare earth grades are improving, and also commence condemnation drilling of potential plant, airstrip and tailings sites, key activities towards a feasibility study.

3.	Complete the hydrometallurgical process flowsheet to allow plant design work to be initiated in 2010 and evaluate potential sites for this plant.
4.	Continue market studies on the REE and the other rare metals present in the deposit to determine market size, identify customers and develop price assumptions.
5.	Continue environmental baseline studies to map the local fauna, flora, hydrology and weather patterns.
6.
Continue community consultation work, especially with First Nations, to inform community members of potential environmental and social impacts along with potential business opportunities leading to the development of Impacts and Benefits agreements and other partnering arrangements.

A detailed budget for this work is still being developed but costs for this work are expected to be in the order of $5.0 million.

Separation Rapids

During the three months ended November 30, 2009, the Company incurred $19,698 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.  These costs were mainly related to market development work for the Company’s lithium minerals product for which there is continuing encouragement of emerging demand from the glass and ceramics industry in the U.S.

The Company continues to implement a proactive market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations. This has involved a number of presentations to glass industry participants and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

The final Mining Lease document for the Big Whopper Petalite Deposit and neighbouring lands that may be needed for development work was received from the Ontario government in October. The lease is valid for 21 years beginning on October 1, 2009. Surface and mining rights under the lease cover 400.181 hectares (“ha”) with an additional 21.26 ha available for mining only. Annual lease rental costs total $1,264.

With interest in lithium growing amongst investors, due to its use in rechargeable batteries and the anticipated large future demand for such batteries from the automotive sector, there have been many expressions of interest received by management about the Big Whopper as a known high quality lithium resource. Management continues to evaluate a number of potential strategic options with respect to the Big Whopper but no commitments have been made as at the date of this report.

East Kemptville

During the three months ended November 30, 2009, the Company incurred expenditures totalling $165,004 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia. Of this total, $36,591 was expended on exploration work on the Ike’s Ridge property which consists of approximately 6,500 ha of exploration licences adjacent to, and along trend from the East Kemptville Special Licence and Closure area. The work is being conducted by Hudgetec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Most of the expenditures incurred during the period were related to exploration work on Ike’s Ridge, metallurgical testwork and the preparation of a new resource estimate for the East Kemptville tin, rare metals deposit. A technical report was filed in compliance with the terms of the Special Licence during the quarter.

The Company has retained Wardrop to complete a Preliminary Economic Analysis (“PEA”) on the potential for renewed production of tin and by-product indium plus base metals at East Kemptville and this report is expected by Spring, 2010.  Subsequent to the end of the quarter, a work program proposal was submitted to the government of Nova Scotia and Rio Algom Ltd., the holder of surface tenure at the east Kemptville mine site, to access the site to carry out sampling on the site in connection with the PEA. The Company is awaiting permission from Rio Algom to proceed with this work.

A budget of $500,000 was established during the quarter to carry out an exploration program on the Company’s Ike’s Ridge property, consisting of geophysical surveys, geochemical surveys and diamond drilling to evaluate targets for additional East Kemptville-style Tin-Indium-Copper-Zinc mineralization. An excellent target was defined from geochemical and geophysical surveys in the Gardners Meadows area that will be drilled this winter in January or February, 2010.

Warren Township

Expenditures of $432 were incurred on the Warren Township Anorthosite Project during the three months ended November 30 2009.  These expenditures were related to routine project maintenance costs. This work is being carried out under the supervision of Ian London, P.Eng.

Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources. There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Operating expenses incurred during the three months ended November 30, 2009 totalled $1,393,018, a 143% increase over the amount incurred during the comparable quarter in fiscal 2009 ($572,407).  The main areas of increase were stock-based compensation and public and investor relations.

Stock-based compensation increased to $684,181 from $135,050 during the comparable quarter in fiscal 2009.  This increase is as a result of both an increase in the number of options earned during the quarter (268,229 compared to 111,458 in fiscal 2009), as well as an increase in the price and volatility of the Company’s shares.

Expenditures on public and investor relations (“IR”) activities for the three months ended November 30, 2009 totalled $228,512, a 94% increase over the comparable period in fiscal 2009 ($117,612).  The increase relates primarily to the Company’s increased marketing efforts surrounding the private placement completed in October, 2009 and the additional costs related to the Company’s listing on the OTCQX.  In addition, travel expenses increased by $41,745 to $72,929 during the quarter, directly as a result of these increased marketing efforts.

The new corporate website was launched during the quarter and the Company continues to support raremetalblog.com and related educational initiatives around the uses of the rare metals.  During and subsequent to the end of the quarter, the Company participated in a dozen investment conferences and trade shows mainly in North America and carried out international marketing trips to London, Paris, Hong Kong and Sydney, Australia.

Professional fees increased 135% to $77,266, primarily as a result of the additional legal and accounting costs ancillary to the private placement completed during the quarter.  Transfer and filing fees increased $60,249 from fiscal 2009, primarily as a result of the TSX filing fee related to the private placement completed during the quarter.

Lower average interest rates resulted in interest income declining to $23,271 compared with $44,246 for the comparable period in fiscal 2009.

During the quarter, the Company agreed to renounce Canadian exploration expenditures of $2,000,750 to the investors in the flow-through private placement completed during the quarter.  This renunciation will result in a reduction of the Company’s future income tax assets of $540,203 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2010	2009				2008
For the Quarters Ended	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28
	$	$	$	$	$	$	$	$
Net revenues	23,271	27,770	35,265	52,701	44,246	100,003	93,778	141,359
Income (loss) before discontinued operations and extraordinary items	(829,544)	(1,551,095)	(636,998)	(238,665)	(528,161)	(872,767)	(638,340)	(787,411)
Income (loss) before discontinued operations and extraordinary items, per share, basic and fully diluted	(0.01)	(0.02)	(0.01)	-	(0.01)	(0.01)	(0.01)	(0.01)
Net income (loss)	(829,544)	(1,551,095)	(636,998)	(238,665)	(528,161)	(872,767)	(638,340)	(787,411)
Net income (loss), per share, basic and fully diluted	(0.01)	(0.02)	(0.01)	-	(0.01)	(0.01)	(0.01)	(0.01)

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2011 at the earliest.

On September 17, 2009, the Company completed a brokered private placement, resulting in gross proceeds of $17,514,250, as more fully described in the Company’s interim financial statements.

As at November 30, 2009, the Company had working capital of $17,823,632 and cash and cash equivalents on hand of $18,699,802.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $190,000 per month.  As at the date of this report, the Company’s current anticipated expenditures on its fiscal 2010 work programs are estimated at approximately $7,000,000, with most of these expenditures being allocated to the Thor Lake project for the PFS, metallurgical studies (including a mini-pilot plant test), environmental studies and further definition drilling on the Nechalacho REE deposit.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations for at least the next eighteen months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998.

Under the amended terms of the East Kemptville Special Licence, the Company has optional expenditure obligations totalling $1.52 million over two years to August 1, 2011 and the property is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit, which is secured by a guaranteed investment certificate for the same amount. Annual expenditures for rentals related to the new mining lease at Separation Rapids total $1,264.

Pursuant to an advisory agreement, the Company has engaged a company in the United States to act on behalf of the Company as its exclusive OTCQX advisor for a period of twelve months until July 31, 2010 for an annual fee of US$100,000, of which US$50,000 had been paid as at November 30, 2009.

The Company has two operating lease for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2010	$76,315
2011	$130,825
2012	$71,586
2013	$10,492

Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (PDAC) as policy of the Company. These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its E3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of E3. Specifically, the Company has committed to implementing the core CSR principles of E3 Plus on its exploration and development programs which are as follows:

1.  adopt responsible governance and management
2.  adopt ethical business practices
3.  respect human rights
4.  commit to project due diligence and risk assessment
5.  engage host communities and other affected interested parties
6.  contribute to community development and well-being
7.  protect the environment
8.  safeguard the health and safety of workers and the local population

The Company will report on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project. In addition to that disclosure, the Company participated in or sponsored numerous community events in the Akaitcho Dene First Nations communities.

The company has a number of policies relating to CSR and ethics including:

•	Safety and Environmental Policy
•	Whistleblower Policy
•	Code of Business Conduct
•	Corporate Governance Principles
•	Disclosure Policy
•	And the PDAC E3 Plus Principles for Responsible Exploration

These policies are posted on the corporate website. As an example of a first step taken to implement the PDAC E3 Plus principles, the company needs to “ensure that project personnel have knowledge, awareness and training in all corporate policies and procedures”. As a first step, we require all those in positions of authority or managing others, to have read the corporate policies and procedures. The company is ensuring that all executives and those managing operations in the field, have signed off on reading and understanding all corporate policies.

Management is especially proud of a significant new training initiative undertaken by the Company during the year in co-operation with the NWT Mine Training Society and Aurora College to help promote skills development among aboriginal people for increased participation in the mineral exploration industry. Two training programs were completed with one for First Aid responders and the other for diamond driller helpers. Two of the graduates of the driller helper program, Herman Abel of Lutselk’e and Cliff Tsetta of Yellowknife, are now employed at the site along with six other aboriginal workers on a rotational basis.

To date, from the commencement of drilling in 2007, Aboriginal people represent about 40% of the employees at the Thor Lake site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. The company is also seeking Aboriginal contractor bids on significant work at site in the coming year.

During the quarter, the Company and the YKDFN partnered on a naming ceremony at Thor Lake during which the Lake Zone deposit was officially renamed the Nechalacho deposit by the YKDFN. Nechalacho is the traditional place name for the northeast shore of the Hearne Channel on the East Arm of Great Slave Lake, near the deposit location. It evokes a distinct sense of place to traditional land users. To the knowledge of the Company, this naming ceremony represents the first time that a mineral exploration project has been given an Aboriginal name by a First Nation in this way.  In effect, the First Nation is lending the name to the project for the life of the operation. The ceremony was attended by over 50 invited guests, including the Premier of the NWT and several other high profile politicians.

Later during the quarter, meetings were also held with each of the four impacted Dene communities to discuss the Company’s proposed amendment to its land use permit at Thor Lake. Discussions were also held with the YKDFN regarding the proposed MOU. Discussions were mainly focused on revenue sharing models, particularly the Company’s recommendation for an equity participation arrangement. Further meetings are planned and the Company is attempting to facilitate a meeting for YKDFN leadership with First Nations on Vancouver Island who have experience in negotiating similar arrangements with mining companies.

The Company’s CSR Advisory Committee met once during the quarter to provide input into the scope of work for the proposed environmental baselines studies at Thor Lake and to consider how best to approach certain community consultation objectives there, notably meetings with locally-based environmental NGO’s in the NWT and First Nations leadership. Committee member Chief Glenn Nolan met independently with YKDFN and Lutsel k’e Dene Nation leadership during the quarter to provide personal perspective on models for partnering with the mineral industry.

Finally, during the quarter, the Company initiated consultation with the Acadia First Nation whose traditional land use area covers the Company’s East Kemptville project area. The President met with the Chief of the Acadia First Nation and one elder who expressed interest in the project and learning more about business opportunities for their members. Follow-up is planned in 2010.

Off Balance Sheet Arrangements

As at November 30, 2009, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the three months ended November 30, 2009, the Company:

a)
incurred accounting fees and share issuance costs of $36,000 with an accounting firm in which an officer is the principal.  As at November 30, 2009, accounts payable included $8,000 accrued to this accounting firm;

b)	incurred consulting fees of $22,000 with an officer, of which $17,463 were deferred as resource property costs. As at November 30, 2009, accounts payable included $7,508 payable to this officer; and

c)
incurred consulting fees of $47,775 with a company owned by an officer of the Company, which were deferred as resource property costs.  As at November 30, 2009, accounts payable included $32,051 payable to this company.

Subsequent Events

Subsequent to the three months ended November 30, 2009, the Company:

a)	issued 50,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $25,000; and

b)	issued 156,250 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $78,125.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new projects under active consideration.  However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. The Company does not plan any equity offerings in the foreseeable future.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company will thus apply IFRS in Fiscal 2012. The transition date of September 1, 2010 for the Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

The Company has commenced the initial assessment and scoping phase of its changeover plan and is assessing the accounting and reporting differences under IFRS as compared to Canadian GAAP, but has not yet determined the impact of these differences on its financial statements.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resources interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Controls

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The Company has very limited administrative staffing and in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended November 30, 2009 that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at November 30, 2009, the Company had 78,504,448 common shares issued and outstanding. Subsequent to the quarter ended November 30, 2009, the Company issued 50,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $25,000 and, issued 156,250 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $78,125.  Accordingly, as at the date of this report the Company had 78,710,698 common shares outstanding.

b)	Warrants

As at November 30, 2009 the Company had an aggregate of 3,528,750 warrants outstanding with a weighted average exercise price of $2.89.  156,250 warrants with the price of $0.50 were exercised subsequent to the end of the quarter.

As of the date of this report, the Company’s had 3,372,500 warrants outstanding. Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.

In addition, as at the date of this report, the Company has 450,000 brokers’ compensation warrants outstanding. Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at an exercise price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.

c)	Options

As at November 30, 2009, the Company had an aggregate of 4,775,000 incentive stock options outstanding with a weighted average exercise price of $1.41 (of which 1,637,500 were vested and 3,137,500 were unvested).  Subsequent to the quarter ended November 30, 2009, 50,000 of these options were exercised (as described above). As at the date of this report, the Company has 4,725,000 incentive stock options with a weighted average exercise price of $1.42 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.